82-01252

NESTLÉ S.A.

RECEIVED

2006 OCT 26 A 8:0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

06017961

Vevey, 16 October 2006
FXP/dme

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"): SUPPL

- Today's Press Release entitled

"Nestlé to sell liquid milk businesses in South-East Asia"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

F.X. P

F.X. Perroud
Vice President

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

Encl.

dw10/31

AVENUE NESTLÉ 55 CH-1800 VEVEY (SWITZERLAND) TELEPHONE +41 (0)21 924 25 23 TELEFAX +41 (0)21 922 63 34

Nestlé

PRESS RELEASE

Nestlé to sell liquid milk businesses in South-East Asia

Vevey, 16 October 2006 – As part of the process of streamlining its product portfolio currently underway, Nestlé has reached agreement to sell certain of its canned liquid milk businesses to Fraser & Neave Holdings Berhad (F&N), a Singapore-based company. F&N will take over the manufacturing and distribution under licence of Nestlé canned liquid milk products in Thailand, Malaysia, Singapore, Brunei and some other countries in the region from 1 February 2007. Under the agreement, F&N will acquire a number of liquid milk production assets currently located in Nestlé plants in Thailand.

This agreement will enable Nestlé to further sharpen its focus on higher value-added branded products, thereby accelerating its move towards nutrition, health and wellness.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*